UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2009 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP Subject and Characteristics of Contract	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
			R$ thousand	Date			R$ thousand	Date
1	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	36,867	10/24/2001	11/15/2013	The guarantee is valid up to the full payment of the debt.	23,299	09/30/2009
2	Endorsement from CPFL Energia granted to the Ceran complex for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of the Ceran complex and there are no costs associated with this guarantee for Related Parties.	Controlled	435,805	02/09/2004	03/15/2023	The guarantee is valid up to the full payment of the debt.	490,129	09/30/2009
3	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM II. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	89,021	03/04/2005	12/15/2010	The guarantee is valid up to the full payment of the debt.	79,545	09/30/2009
4	Guarantee from CPFL Energia referring to RGE’s 2nd Issuance of Debentures – 1st tranche. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	230,000	05/12/2005	04/01/2011	The guarantee is valid up to the full payment of the debt.	27,221	09/30/2009
5	Endorsement granted to CPFL Piratininga by CPFL Energia for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	400,000	01/01/2006	01/01/2011	The guarantee is valid up to the full payment of the debt.	408,945	09/30/2009
6	100% surety from CPFL Energia granted to CPFL Paulista for the 3rd Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	640,000	12/01/2006	12/01/2013	The surety is valid up to the full payment of the debt.	659,502	09/30/2009
7	Endorsement from CPFL Energia granted to the Ceran complex for supplementary financing agreement executed with BNDES. The amount corresponds to the totality of that debt of the Ceran complex and there are no costs associated with this guarantee for Related Parties.	Controlled	180,000	06/12/2007	03/15/2023	The guarantee is valid up to the full payment of the debt.	192,874	09/30/2009
8	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	71,587	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	114,312	09/30/2009

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2009 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP Subject and Characteristics of Contract	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
			R$ thousand	Date			R$ thousand	Date
9	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM II. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	87,516	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	67,905	09/30/2009
10	Endorsement from CPFL Energia granted to the controlled company Foz do Chapecó Energia for financing agreement executed with BNDES. The amount corresponds to 60% of that debt of the controlled company and there are no costs associated with this guarantee for Related Parties.	Controlled	979,893	09/04/2007	09/15/2027	The guarantee is valid up to the full payment of the debt.	979,893	09/30/2009
11	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 1st and 2nd tranches. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100,000	12/01/2007	12/01/2013	The surety is valid up to the full payment of the debt.	246,351	09/30/2009
12	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds raised abroad – BACEN Resolution 2770, aiming at meeting the Company’s working capital needs, The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	80,000	12/03/2007	09/11/2009	The guarantee is valid up to the full payment of the debt.	105,590	09/30/2009
13	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 3rd tranche. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	40,000	02/01/2008	12/01/2013	The surety is valid up to the full payment of the debt.	40,581	09/30/2009
14	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM I. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	33,567	03/04/2008	12/15/2010	The guarantee is valid up to the full payment of the debt.	29,619	09/30/2009
15	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds raised abroad – BACEN Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	230,760	03/10/2008	01/10/2011	The guarantee is valid up to the full payment of the debt.	299,091	09/30/2009
16	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds raised abroad – BACEN Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	176,000	03/14/2008	01/10/2011	The guarantee is valid up to the full payment of the debt.	230,340	09/30/2009

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2009 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP Subject and Characteristics of Contract	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
			R$ thousand	Date			R$ thousand	Date
17	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 4th and 5th tranches. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100,000	04/01/2008	12/01/2013	The surety is valid up to the full payment of the debt.	104,883	09/30/2009
18	Endorsement from CPFL Energia granted to CPFL Santa Cruz for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	34,000	06/12/2008	06/10/2011	The guarantee is valid up to the full payment of the debt.	39,804	09/30/2009
19	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM IV. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	104,809	06/15/2008	12/15/2014	The guarantee is valid up to the full payment of the debt.	198,102	09/30/2009
20	Endorsement from CPFL Energia granted to CPFL Santa Cruz for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Santa Cruz and there are no costs associated with this guarantee for Related Parties.	Controlled	2,230	06/24/2008	05/15/2015	The guarantee is valid up to the full payment of the debt.	2,254	09/30/2009
21	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	80,482	06/25/2008	12/15/2014	The guarantee is valid up to the full payment of the debt.	90,447	09/30/2009
22	100% surety from CPFL Energia granted to RGE for financing agreement executed with BNDES – FINEM IV. The amount corresponds to the totality of that debt of RGE and there are no costs associated with this surety for Related Parties.	Controlled	76,000	06/25/2008	12/15/2014	The surety is valid up to the full payment of the debt.	147,970	09/30/2009
23	Endorsement from CPFL Energia granted to CPFL Mococa for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Mococa and there are no costs associated with this guarantee for Related Parties.	Controlled	3,000	07/25/2008	06/15/2015	The guarantee is valid up to the full payment of the debt.	3,017	09/30/2009
24	Endorsement from CPFL Energia granted to CPFL Jaguari for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Jaguari and there are no costs associated with this guarantee for Related Parties.	Controlled	2,466	08/27/2008	05/15/2015	The guarantee is valid up to the full payment of the debt.	2,498	09/30/2009

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2009 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP Subject and Characteristics of Contract	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
			R$ thousand	Date			R$ thousand	Date
25	Guarantee from CPFL Energia referring to CPFL Piratininga’s 2nd Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	100,000	10/01/2008	05/02/2011	The guarantee is valid up to the full payment of the debt.	111,923	09/30/2009
26	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100,000	11/17/2008	03/09/2011	The guarantee is valid up to the full payment of the debt.	100,523	09/30/2009
27	Endorsement from CPFL Energia granted to CPFL Sul Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Sul Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	3,300	12/23/2008	11/16/2015	The guarantee is valid up to the full payment of the debt.	3,349	09/30/2009
28	Endorsement from CPFL Energia granted to CPFL Leste Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Leste Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	2,000	12/23/2008	11/16/2015	The guarantee is valid up to the full payment of the debt.	2,023	09/30/2009
29	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	19,135	04/15/2009	08/16/2010	The guarantee is valid up to the full payment of the debt.	165	09/30/2009
30	Guarantee from CPFL Energia referring to RGE’s 4th Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	180,000	07/01/2009	07/01/2011	The guarantee is valid up to the full payment of the debt.	189,390	09/30/2009
31	100% surety from CPFL Energia granted to CPFL Paulista for the 4th Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	178,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	179,153	09/30/2009
32	Guarantee from CPFL Energia referring to CPFL Geração’s 2nd Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	425,250	07/01/2009	07/01/2011	The guarantee is valid up to the full payment of the debt.	435,296	09/30/2009

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2009 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP Subject and Characteristics of Contract	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
			R$ thousand	Date			R$ thousand	Date
33	100% surety from CPFL Energia granted to CPFL Jaguari for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	10,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	10,241	09/30/2009
34	100% surety from CPFL Energia granted to CPFL Leste Paulista for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	24,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	24,578	09/30/2009
35	100% surety from CPFL Energia granted to CPFL Sul Paulista for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	16,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	16,382	09/30/2009
36	100% surety from CPFL Energia granted to CPFL Brasil for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	165,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	168,084	09/30/2009
37	Surety rendered by CPFL Energia on the occasion of the drawdown of the 4th financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	77,398	05/18/2009	05/18/2010	The surety is valid for one year.	77,398	09/30/2009
38	Surety rendered by CPFL Energia on the occasion of the drawdown of the 2nd financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	133,154	06/02/2009	06/02/2010	The surety is valid for one year.	133,154	09/30/2009

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 09/30/2009 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP Subject and Characteristics of Contract	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance
			R$ thousand	Date			R$ thousand	Date
39	Surety rendered by CPFL Energia on the occasion of the drawdown of the 3rd financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	87,889	09/14/2009	09/14/2010	The surety is valid for one year.	87,889	09/30/2009
40	Surety rendered by CPFL Energia on the occasion of the drawdown of the 5th financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	80,444	09/15/2009	09/15/2010	The surety is valid for one year.	80,444	09/30/2009
41	Surety rendered by CPFL Energia on the occasion of the drawdown of the 1st financing installment of Foz do Chapecó project executed with BNDES and Onlending Banks, related to the participation of the shareholder Chapecoense Energia in the financing granted to the controlled company Foz do Chapecó Energia. The amount corresponds to 40% of the installment disbursed and there are no costs associated with this surety for Related Parties.	Controlled	213,302	10/14/2009	10/14/2010	The surety is valid for one year.	213,302	09/30/2009
(1) The company shall disclose all contracts in force with each related party, whenever an amount equal or higher than R$ 200,000.00, or else equal or higher than 1% of the Company’s Shareholders’ Equity (the one most recently disclosed), whichever is higher, is reached in one or in successive contracts, with or without the same purpose, in any one-year period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.